UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12
Companies Registrar Number (NIRE) 35.300.027.795
Publicly-Held Company
Special Stockholders’ Meeting
Call for Meeting

We invite the stockholders of this Company to convene in a Special Stockholders’ Meeting, to be held on December 9, 2004, at 4:00 p.m., at the Company’s head office, Cidade de Deus, in the “Salão Nobre”, on the 5th floor of Prédio Novo, Vila Yara, Osasco, São Paulo, Brazil, in order to examine the Board of Directors’ proposals to:

1. cancel 443,566 book-entry registered stocks, with no par value, of which 443,562 are common stocks and 4 are preferred stocks held in treasury, representing its own Capital Stock, without reduction thereof;

2. split the shares representing the Capital Stock, without altering the amount thereof, already taking into account the cancellation proposed in item one (1) above, in such manner that the stockholders shall have their stock positions accrued by 200%, receiving, on a free basis 2 (two) new stocks for each stock of the same type held on the date of Meeting, in accordance with Article 12 of Law 6,404/76. Simultaneously to the Brazilian Market operation, and in the same proportion, the splitting of DRs - Depositary Receipts shall occur in the U.S. (NYSE) and European (Latibex) Markets, where investors shall receive two (2) DRs, on a free basis, for each DR held on the date of Meeting;

3. amend the “caput” of Article 6 of the Company’s By-Laws, as a result of the previous items;

4. increase the Capital Stock, in the amount of R$700,000,000.00, from R$7,000,000,000.00 to R$7,700,000,000.00, through the issuance of 17,500,000 new book-entry registered stocks, with no par value, of which 8,791,857 are common stocks and 8,708,143 are preferred stocks, at the price of R$40.00 per stock, by means of a private subscription by stockholders during the period between 12.27.2004 and 1.27.2005, in the proportion of 3.688612594% over the stockholding position held by each one on the date of the Meeting, following the stock splitting proposed in item 2 (two) above, with payment at sight.

Documents Available to the Public: the proposals of the Board of Directors are available to interested parties at Banco Bradesco S.A’s Stocks and Custody Department, at Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, Brazil; and at the São Paulo Stock Exchange (Bovespa) at Rua XV de Novembro, 275, Centro, São Paulo, Brazil. They can also be viewed on Bradesco’s website - www.bradesco.com.br – Investor Relations section.

Cidade de Deus, Osasco, State of São Paulo, November 22, 2004

Board of Directors

Lázaro de Mello Brandão	- Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.